UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

March 18, 2019

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In the Matter of

Mercer Island Investors Group, Inc.   **ORDER DECLARING OFFERING**
8215 SE 59th Street   **STATEMENT ABANDONED UNDER THE**
Mercer Island, WA 98040   **SECURITIES ACT OF 1933, AS AMENDED**

File No. 024-10627

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   Mercer Island Investors Group, Inc. filed with the Commission an offering statement to qualify an offering of securities under Section 3(b) of the Securities Act of 1933. The offering statement has been on file for more than nine months and has not yet been qualified.

   In view of the foregoing, it is ORDERED that the offering statement be declared abandoned on March 18, 2019.

   For the Commission, by the Division of Corporation Finance, pursuant to delegated authority.

         Vanessa A. Countryman
         Acting Secretary